SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated June 21, 2021 announcing that U.S. Department of Commerce imposes final duties on all silicon metal imports from Malaysia

U.S. Department of Commerce imposes final duties on all silicon metal imports from Malaysia

MIAMI, June 21, 2021 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc. (“GSM”), a subsidiary of Ferroglobe PLC (NASDAQ: GSM), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, reported on June 17th that the U.S. Department of Commerce (“Commerce”) will impose final duties of 12.27% on all silicon metal imports from Malaysia.

Today’s decision closes out a set of investigations requested by GSM and MS last June to stop producers in four countries, including Malaysia, from selling dumped and unfairly subsidized metal imports into the United States – now, all have resulted in favorable final rulings.  On March 24, 2021, the U.S. International Trade Commission (“ITC”) unanimously determined that imports from Bosnia and Herzegovina, Iceland, and Kazakhstan are a cause of material injury to the U.S. industry.  On April 19, 2021, Commerce issued final antidumping and countervailing duty orders imposing duties as high as 160% on all imports of silicon metal of Bosnia and Herzegovina, Iceland, and Kazakhstan.

“Massive subsidies and other unfair trade practices have deeply hurt U.S. producers and workers over time. Today’s decision is a welcome step in the right direction to get the market back on track,” said Marco Levi, Chief Executive Officer of GSM’s parent, Ferroglobe. “We appreciate the diligent efforts by the Commerce Department to enforce America’s trade laws and give all players a chance to compete fairly.”

“Today’s announcement is good news for our industry, our company, and our workers,” said Eddie Boardwine, Chief Operations Officer of MS. “The results of this case and the companion cases should allow American producers to earn a reasonable return, invest in our operations, and continue to support jobs that pay well and provide important benefits to our workers, their families, and our community.”

Following today’s announcement, the ITC will provide an additional opportunity for comments before making its final determination.  The schedule for these activities has not been released.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)